SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333 - 113524) of Australia and New Zealand Banking Group Limited and to be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ JOHN PRIESTLEY
Company Secretary
(Signature)*

Date 04 May 2007

* Print the name and title of the signing officer under his signature.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity
Australia and New Zealand Banking Group Limited (“ANZ”)

ABN
11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Transferable Certificates of Deposit (“TCDs”)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A$50,000,000 in aggregate Nominal Amount

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

See the Information Memorandum of ANZ dated 23 April 2004 in respect of ANZ’s AUD Debt Issuance Program and the Pricing Supplement dated 20 April 2007 for the securities.

4

Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

The securities will be fungible with the existing ANZ March 2011 TD33 series; details of the existing series: • A$450,000,000 • Coupon: 6.00% p.a • Maturity Date: 1 March, 2011 • ASX Code: ANZHM

5	Issue price or consideration

6.00% Fixed Rate Securities - Issue Price for the securities is 98.275% of the aggregate nominal amount of the securities (consisting of 97.460% on account of principal and 0.815% on account of accrued interest).

The securities will pay a coupon of 6.00% pa payable semi-annually on 1 March and 1 September of each year with the first Coupon payable on 1 September 2007.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	General corporate purposes

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,844,744,534 10,000,000	Ordinary fully paid 2003 ANZ Stapled Exchangeable Preferred Securities
Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

AUD600m Floating Rate TCD due October 2007

AUD500m 5.80% TCD due October 2007

AUD1195m 5.00% TCD due May 2008

AUD600m Floating Rate TCD due May 2008

AUD400m Floating Rate TCD due March 2009

AUD1025m 6.00% TCD due March 2009

AUD800m 6.00% TCD due March 2010

AUD1050m Floating Rate TCD due March 2010

AUD500m 6.00% TCD due March 2011

AUD800m Floating Rate TCD due March 2011

AUD600m 6.50% TCD due November 2011

AUD750m Floating Rate TCD due November 2011

AUD350m 6.50% Subordinated Notes due May 2014

AUD380m Floating Rate Subordinated Notes due May 2014

AUD300m 6.00% Subordinated Notes due August 2015

AUD400m Floating Rate Subordinated Notes due August
2015

AUD300m 6.25% Subordinated Notes due May 2016

AUD300m Floating Rate Subordinated Notes due May 2016

AUD350m 6.50% Subordinated Notes due March 2017

AUD350m Floating Rate Subordinated Notes due March 2017

9	Number and +class of all	26,313,168	Options on issue
	+securities not quoted on ASX
	(including the securities in clause
	2 if applicable)	350,000	2003 Redeemable
			Preference Shares

		750,000	2003 Redeemable
			Preference Shares
			(Series 2)

		500,000	December 2004 Euro
			Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not Applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval
required?

12	Is the issue renounceable or non-
renounceable?

13	Ratio in which the +securities will
be offered

14	+Class of +securities to which the
offer relates

15	+Record date to determine
entitlements

16	Will holdings on different registers
(or subregisters) be aggregated for
calculating entitlements?

17	Policy for deciding entitlements in
relation to fractions

18	Names of countries in which the
entity has +security holders who
will not be sent new issue
documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of
acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or
commission

22	Names of any brokers to the issue

23	Fee or commission payable to the
broker to the issue

24	Amount of any handling fee behalf
payable to brokers who lodge
acceptances or renunciations on
of +security holders

25	If the issue is contingent on date of
+security holders’ approval, the
the meeting

26	Date entitlement and acceptance
form and prospectus or Product
Disclosure Statement will be sent to
persons entitled

27	If the entity has issued options, and
the terms entitle option holders to
participate on exercise, the date on
which notices will be sent to option
holders

28	Date rights trading will begin (if
applicable)

29	Date rights trading will end (if
applicable)

30	How do +security holders sell their
entitlements in full through a
broker?

31	How do +security holders sell part
of their entitlements through a
broker and accept for the balance?

32	How do +security holders dispose
of their entitlements (except by sale
through a broker)?

33	+Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities
(tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or
documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional
+securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☒	A copy of any trust deed for the additional +securities See Amended and Restated Deed Poll dated 23 April 2004

Entities that have ticked box 34(b)

38	Number of securities for which
+quotation is sought

39	Class of +securities for which
quotation is sought

40	Do the +securities rank equally in all
respects from the date of allotment
with an existing +class of quoted
+securities?

If the additional securities do not
rank equally, please state:
• the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which  they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation
now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of
another security, clearly identify that
other security)

		Number	+Class
42	Number and +class of all +securities
quoted on ASX (including the
securities in clause 38)

Quotation agreement

1                                       +Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2                                       We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                       We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                       We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 20 April 2007
Company Secretary

Print name:	John Priestley

== == == == ==

PRICING SUPPLEMENT

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
(Australian Business Number 11 005 357 522)

Australian Dollar
Debt Issuance Programme

Series No: 33
Tranche No: 2

AUD 50,000,000 6.00% Fixed Rate Transferable Certificates of Deposit to be consolidated and form a single series with existing A$450,000,000 6.00% Fixed Rate Transferable Certificates of
Deposit due 2011 (Series 33, Tranche 1)

Issue Price: 98.275 per cent (consisting of 97.460% on account of principal and 0.815% on account of accrued interest)

CITIGROUP GLOBAL MARKETS AUSTRALIA PTY LIMITED

(Australian Business Number 64 003 114 832)

Lead Manager and Dealer

The date of this Pricing Supplement is 20 April 2007

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This document constitutes the Pricing Supplement relating to the issue of Securities described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 23 April 2004 and the Amended and Restated Deed Poll dated 23 April 2004. This Pricing Supplement must be read in conjunction with the Information Memorandum dated 26 February 2007, save in respect of the Conditions which are extracted from the Information Memorandum dated 23 April 2004 and Amended and Restated Deed Poll dated 23 April 2004.

1	Issuer:	Australia and New Zealand Banking Group Limited

2	(i) Series Number:	33

	(ii) Tranche Number:	2

(if fungible with an existing Series, details of that Series, the number including the date on which the Securities become fungible)

The Securities are to be consolidated with the A$450,000,000 6.00% Fixed Rate Transferable Certificates of Deposit issued on 5 December 2005 and upon issue will form a single Series with a principal amount of A$500,000,000.

3	Specified Currency:	Australian Dollars

4	Aggregate Nominal Amount:	$50,000,000

5	(i) Issue Price:	98.275 per cent of the Aggregate Nominal Amount (consisting of 97.460% on account of principal and 0.815% on account of accrued interest)

	(ii) Net proceeds:	A$49,137,500 (98.275% * A$50m)

6	Specified Denomination(s):	$1,000

7	(i) Issue Date:	20 April 2007

	(ii) Interest Commencement Date:	1 March 2007

8	Maturity Date:	1 March 2011

9	Interest Basis:	6.00 per cent. per annum Fixed Rate (Further particulars specified below)

10	Redemption/Payment Basis:	Redemption at Par

11	Change of Interest or Redemption/Payment Basis:

12	Put/Call Options:	Not applicable

13	Status of the Securities:	Transferable Certificates of Deposit

14	Listing:	Australian Stock Exchange

15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Security Provisions	Applicable

	(i) Rate of Interest:	6.00 per cent per annum payable semi-annually in arrears

	(ii) Interest Payment Date(s):	1 September and 1 March in each year commencing 1 September 2007

	(iii) Fixed Coupon Amount[(s)]:	$30 per $1,000 on each Interest Payment Date

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	(iv)	Broken Amount(s):	Not applicable

	(v)	Business day Convention:	Following Business Day Convention

	(vi)	Day Count Fraction:	RBA Bond Basis

	(vii)	Other terms relating to the method of	Not Applicable
calculating interest for Fixed Rate Securities:

	(viii)	Interest Determination Date	Not Applicable

17		Floating Rate Security Provisions	Not Applicable

18		Zero Coupon Security Provisions	Not Applicable

19		Index-Linked Interest Security Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21		Call Option	Not Applicable

22		Put Option	Not Applicable

23		Final Redemption Amount:	Outstanding Nominal Amount

24		Early Redemption Amount:

Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in the Conditions)

GENERAL PROVISIONS APPLICABLE TO THE SECURITIES

25		Form of Securities:	Registered

26		Additional Financial Centre(s) or other special provisions relating to Interest Payment Dates:	Not Applicable

27		Public Offer Test compliant	Yes

28		Details relating to Instalment Notes, including Instalment Amount(s) and Instalment Date(s):	Not Applicable

29		Consolidation provisions:	Not Applicable

30		Governing law:	State of Victoria

31		Other terms or special conditions:	Not Applicable

DISTRIBUTION

32		If syndicated, names of Lead Managers and the Dealers:	Not Applicable

33		If non-syndicated, name of Dealer:	Citigroup Global Markets Australia Pty Ltd (Lead Manager)

34		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

35		ISIN:	AU0000ANZHM1

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36	Code	ANZHM

37	Any clearing system(s) other than Austraclear and the relevant identification number(s):	Securities will be lodged in the Austraclear system. Securities may also be held and transacted in the Euroclear and Clearstream systems

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the Securities described herein pursuant to the Australian Dollar Debt Issuance programme as from 20 April 2007.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:		By:
	Duly Authorised Signatory		Duly Authorised Signatory

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